SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated March 11, 2026, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, March 11, 2026 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), informs that between February17 and 25, 2026, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of 36,606,967 ordinary shares of the Company will be registered, with a face value of ARS 10. As a result of the exercise, USD 608,565 were collected by the Company.

After the exercise of these warrants, the number of shares of the Company increased from  774,190,153  to 810,797,120 with a face value of ARS 10, and the new number of outstanding warrants decreased from 53,161,206  to 26,392,876.

The following table provides a summary of the information regarding the options and shares issued by the Company:

Ordinary shares prior to Feb-2026 exercise	774,190,153
Warrants exercised in Feb-2026	26,768,330
Current Ratio (ordinary shares of face value of ARS 10 per warrant)	1.6367
Current exercise price (per ordinary share of face value of ARS 10)	USD 0.2641
Shares issued for Feb-2026 exercise*	36,606,967

Outstanding Warrants after Feb-2026 exercise	26,392,876
Shares to be issued upon warrant exercise	43,197,220

Outstanding ordinary shares after Feb-2026 exercise	810,797,120
Fully Diluted	853,994,340

*The amount includes rounding adjustments for each exercise instruction calculation.
**Assuming cash exercise.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
March 11, 2026
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